Exhibit 99.2

SILYNXCOM LTD.
NETANYA, ISRAEL

PROXY STATEMENT

SPECIAL AND ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 30, 2024

The enclosed proxy statement (the “Proxy Statement”) is being solicited by the board of directors (the “Board of Directors”) of Silynxcom Ltd. (the “Company”) for use at the Company’s special and annual general meeting of shareholders (the “Meeting”) to be held at on Monday, December 30, 2024, at 4:00 p.m. Israel time, or at any adjournment or postponement thereof, at the Company’s office, located at 7 Giborei Israel, Netanya, 4250407, Israel.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value per share, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing such proxy. In the absence of such directions, and except as otherwise mentioned in this Proxy Statement, the Ordinary Shares represented thereby will be voted “FOR” of each of the proposals described in this Proxy Statement (the “Proposals”).

Quorum and Adjournment

Two or more shareholders present, in person or by proxy, holding in the aggregate not less than twenty five percent (25%) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall be adjourned until Monday, December 30, 2024, at 6:00 p.m. Israel time (the “Adjourned Meeting”). At the Adjourned Meeting, any number of shareholders present in person or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Vote Required for Approval of Each of the Proposals

Pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), Proposal nos. 1 and 2 described hereinafter each require the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposal (a “Simple Majority”).

Proposal nos. 3, 4, 5, 6 and 7 each require the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either (i) such a majority includes at least the majority of the votes of shareholders who do not have personal interest in the approval of the transaction (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in clause (i) above does not exceed two percent (2%) of the total voting rights in the Company (a “Special Majority”).

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his or her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all without any regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the company.

Disclosure of Personal Interest by Shareholders

According to the Companies Law Regulations (exemptions for companies whose securities are listed for trading on a stock exchange outside of Israel) 5760-2000, by signing and submitting the attached Proxy Card, a shareholder of record declares and approves that she or he does not have a personal interest in the approval of Proposal nos. 3, 4, 5, 6 and 7 on the Meeting agenda that requires such declaration under the Companies Law, with the exception of a personal interest that the shareholder positively informed the Company about, via e-mail to Mr. Nir Klein, Company’s Chief Executive Officer and director; e-mail address: kleinnir@s-o-s.co.il.

Proposed Additional Agenda Items

In accordance with the Companies Law, and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting (and in case of a proposed additional agenda item for nominating or removal of a director, at least 5% (five percent) of the outstanding voting rights of the Company) to Mr. Nir Klein, Company’s Chief Executive Officer and director; e-mail address: kleinnir@s-o-s.co.il, no later than December 2, 2024. All such submissions must comply with the requirements under the Companies Law, the regulations promulgated thereunder, and the Company’s amended and restated articles of association (the “Company’s Articles”).

Position Statements

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices, at 7 Giborei Israel, Netanya, 4250407, Israel. Any Position Statement received will be furnished with the U.S. Securities and Exchange Commission (the “SEC”) on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov. Position Statements should be submitted to the Company no later than December 20, 2024. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board of Directors’ response to the Position Statement will be submitted no later than December 25, 2024.

There may be changes on the agenda after publishing the Proxy Statement and there may be Position Statements which can be published. Therefore, the most updated agenda will be furnished to the SEC on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1
TO RE-APPOINT Ziv Haft, Certified Public Accountants (Isr.), a BDO
member FIRM, AS INDEPENDENT auditor OF THE COMPANY AND TO
AUTHORIZE THE COMPANY’S BOARD OF DIRECTORS TO DETERMINE THE
COMPENSATION OF ZIV HAFT UNTIL THE NEXT ANNUAL GENERAL MEETING

Under the Companies Law, the appointment of independent public accountants requires the approval of the shareholders of the Company.

The Board of Directors has authorized and approved the re-appointment of the accounting firm of Ziv Haft, Certified Public Accountants (Isr.), a BDO Member firm (“Ziv Haft”), as the Company’s independent auditor until the next annual general meeting, after examining, among other things, its expertise, experience in the industry in which the Company operates, the length of time they have served as an auditor of the Company and its independence as an auditor.

On November 21, 2024, the Company’s Board of Directors determined, pursuant to the recommendation of the Company’s audit committee (the “Audit Committee”), that the compensation of Ziv Haft is reasonable, after examining, among other things, the scope of its work and the complexity and scope of the Company’s activities.

The Board of Directors believes that the re-appointment of Ziv Haft as the independent auditor of the Company is appropriate and in the best interest of the Company and its shareholders.

For additional information on the fees paid by the Company and its subsidiaries to Ziv Haft in each of the previous two fiscal years, please see Item 16C ‘Principal Accountant Fees and Services’ in the Company’s annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 30, 2024.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to re-appoint Ziv Haft as the Company’s independent auditor until the next annual general meeting, and to authorize the Company’s Board of Directors to determine their compensation until the next annual general meeting.”

The re-appointment of Ziv Haft requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends a vote FOR the above proposal.

PROPOSAL 2
TO RE-elect MR. RON KLEIN AS a class I director of the company

Under the Companies Law and the Company’s Articles, the management of the Company’s business is vested in the Board of Directors. The Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. The Company’s Articles provide that the Company may have at least three (3) and not more than twelve (12) directors, including the external directors.

The Company’s Board of Directors currently consists of seven (7) directors. The Company’s directors, excluding the external directors (who shall be elected and serve in office in strict accordance with the provisions of the Companies Law, if so required by the Companies Law), are divided into three classes with staggered three-year terms. Each class of directors consists, as practically as possible, of one-third of the total number of directors constituting the entire Board of Directors. At each annual general meeting of the Company’s shareholders, the re-election of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires as of the date of the third annual general meeting following such re-election. Therefore, at each annual general meeting, the term of office of only one class of directors expires. Each director holds office until the annual general meeting of the Company’s shareholders in which his or her term expires, unless he or she is removed by a vote of 70% of the total voting power of the Company’s shareholders at an annual general meeting of the Company’s shareholders, or upon the occurrence of certain events, in accordance with the Companies Law and the Company’s Articles.

According to the Company’s Articles the Company’s directors (excluding the external directors) are divided among three classes as follows:

(1)    The Company’s Class I director is Mr. Ron Klein, whose current term expires at the Meeting;

(2)    The Company’s Class II directors are: (1) Mrs. Gal Nir Klein and (2) Mr. Adler Adrian; who shall hold office until the annual general meeting of the Company’s shareholders to be held in 2025 and until their successors are elected and qualified; and

(3)    The Company’s Class III directors are: (1) Mr. Nir Klein and (2) Ms. Yafit Keret; who shall hold office until the annual general meeting of the Company’s shareholders to be held in 2026 and until their successors are elected and qualified.

The Company’s Board of Directors has approved the nomination of Mr. Ron Klein for re-election as a Class I director. The Company’s Board of Directors recommends that shareholders re-elect Mr. Ron Klein as Class I director, for a three-year term.

Mr. Ron Klein, whose professional background is provided below, makes a significant contribution to the Company’s business through his extensive experience in constructing and overseeing the execution of global business strategies, as well as his expertise in guiding companies through business growth processes.

Mr. Ron Klein has advised the Company that he is willing, able, and ready to serve as a Class I director if re-elected, as the case may be. Additionally, in accordance with the Companies Law, Mr. Ron Klein has certified the Company that he meets all the requirements of the Companies Law for re-election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his duties as a director of the Company, taking into account the size and needs of the Company. The Company does not have any understanding or agreement with respect to the future election of Mr. Ron Klein.

Subject to the re-election of Mr. Ron Klein, he will be entitled to indemnification and exemption agreements as applicable and shall be covered by the Company’s directors and officers’ insurance, all as previously approved in accordance with the Companies Law and the Company’s compensation policy (the “Compensation Policy”).

Set forth below is certain biographical information regarding the background and experience for Mr. Ron Klein:

Ron Klein, Chairman of the Board of Directors

Mr. Ron Klein has served as the Chairman of the Board of Directors since May 2017. Mr. Ron Klein has served as the Chief Financial Officer of Feat Fund Investments since October 2023. Mr. Ron Klein, as co-founder, has been Chief Operating Officer and Chief Financial Officer of Xinteza API Ltd. since January 2022. Mr. Ron Klein has also served as a director at Vgarden since January 2022, Histour-Eltive Ltd. since October 2022, and the Israel Bar Publishing House Ltd. since September 2021. From June 2018 through December 2021, Mr. Ron Klein served as the Chief Executive Officer of ChickP Protein Ltd. Mr. Ron Klein received an executive MBA from Kellog Recanati (Northwestern University and Tel Aviv University) in 2006. He holds a B.A. in accounting and finance from Tel Aviv University.

The shareholders of the Company will be requested to adopt the following resolutions at the Meeting:

“RESOLVED, to re-elect Mr. Ron Klein as a Class I director of the Company for a term of three years that expires at the third annual general meeting of shareholders following such re-election and until he ceases to serve in office in accordance with the provisions of the Company’s Articles or any law, whichever is the earlier.”

The appointment of a Class I Director requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends a vote FOR the re-election of Mr. Ron Klein as a Class I director of the Company.

PROPOSAL 3
TO APPROVE AN INCREASED MONTHLY SALARY FOR MR. NIR KLEIN,
THE COMPANY’S CHIEF EXECUTIVE OFFICER AND DIRECTOR

Background

Under the Companies Law, arrangements concerning compensation of a company’s controlling shareholder and his or her relatives, in accordance with or which exceed the terms of a company’s compensation policy, require approval by a company’s compensation committee, board of directors and shareholders (in a Special Majority, as defined above), in that order. Mr. Nir Klein is considered one of the Company’s “controlling shareholders”, as defined under the Companies Law.

We now seek shareholder approval with respect to the increased monthly salary of Mr. Nir Klein, the Company’s Chief Executive Officer (“CEO”), in accordance with the Compensation Policy.

General

Mr. Nir Klein has served as the Company’s CEO since January 2011 and as a member of the Company’s Board of Directors since August 2021.

During the period in which Mr. Nir Klein has been a part of the Company, Mr. Nir Klein has made a significant contribution to the Company’s business and growth. Furthermore, following the events of October 7, 2023 in Israel, Mr. Nir Klein faced challenges and demonstrated exceptional performance, effectively steering the Company to meet increased market demands with precision. Mr. Nir Klein’s performance contributed to the Company’s success in several key areas, including: achieving substantial growth in the number of customers; expanding production capacity; and overseeing an increase in the Company’s gross profit.

The Company’s compensation committee (the “Compensation Committee”) and the Board of Directors believe that Mr. Nir Klein performs a significant role in the planning, establishment, and implementation of the Company’s business model, and will continue to play a key role in the Company’s pursuit of enhancing its business and growth opportunities.

Monthly Salary

The current monthly gross salary paid to Mr. Nir Klein, is in the amount of NIS 60,000 (approximately $16,200). On November 20, 2024 and November 21, 2024, the Compensation Committee and the Board of Directors, respectively, approved, and therefore recommended that the Company’s shareholders approve, in acknowledgment of Mr. Nir Klein’s achievements and contribution to the Company, an increase of Mr. Nir Klein’s monthly gross salary to NIS 69,000 (approximately $18,600), effective as of January 1, 2025 (the “New Monthly Salary for Mr. Nir Klein”). Mr. Nir Klein is entitled to compensation only for his position as the Company’s Chief Executive Officer and is not entitled to compensation for his position as a member of the Board of Directors.

In making its recommendation with regard to the approval of the New Monthly Salary for Mr. Nir Klein, the Compensation Committee and the Board of Directors have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder based on comparative data and external benchmark work presented to and reviewed by them, and also considered, among others: (i) the responsibilities and duties performed by Mr. Nir Klein since his appointment as Chief Executive Officer in 2011 and the fact that since January 2024 he is the CEO of a publicly traded company; (ii) Mr. Nir Klein’s experience and substantial contributions to the Company’s business and growth, and the importance of Mr. Nir Klein to the future growth of the Company; (ii) that the New Monthly Salary for Mr. Nir Klein is in accordance with the Compensation Policy; (iii) the scope of Mr. Nir Klein’s activities to promote the Company’s goals and business objectives; and (iv) the fact that the current monthly salary of Mr. Nir Klein is low compared to the salaries paid to similar CEO’s in other companies, based on comparative data and external benchmark work presented to and reviewed by the Compensation Committee and the Board of Directors.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the New Monthly Salary for Mr. Nir Klein, the Company’s Chief Executive Officer and director, as set forth in the Proxy Statement.”

The approval of Proposal 3, as described above, requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends a vote FOR on the above proposal.

PROPOSAL 4
TO APPROVE AN ANNUAL BONUS PLAN FOR THE YEARS 2025-2027 TO MR. NIR KLEIN,
THE COMPANY’S CHIEF EXECUTIVE OFFICER AND DIRECTOR

Background

Under the Companies Law, arrangements concerning compensation of a company’s controlling shareholder and his or her relatives, in accordance with or which exceed the terms of a company’s compensation policy, require approval by a company’s compensation committee, board of directors and shareholders (in a Special Majority, as defined above), in that order. As of this date, Mr. Nir Klein is considered one of the Company’s “controlling shareholders”, as defined under the Companies Law.

We now seek the shareholder approval for an annual bonus plan for the years 2025-2027 to Mr. Nir Klein based on related measurable targets, in accordance with the Compensation Policy, all as set forth below.

General

Mr. Nir Klein has served as the Company’s CEO since January 2011 and as a member of the Company’s Board of Directors since August 2021.

During the period in which Mr. Nir Klein has been a part of the Company, Mr. Nir Klein has made a significant contribution to the Company’s business and growth. Furthermore, following the events of October 7, 2023 in Israel, Mr. Nir Klein faced challenges and demonstrated exceptional performance, effectively steering the Company to meet market demands with precision. Mr. Nir Klein’s performance contributed to the Company’s success in several key areas, including: achieving substantial growth in the number of customers; expanding production capacity; and overseeing an increase in the Company’s gross profit.

The Compensation Committee and the Board of Directors believe that Mr. Nir Klein performs a significant role in the planning, establishment, and implementation of the Company’s business model, and will continue to play a key role in the Company’s pursuit of enhancing its business and growth opportunities.

On November 20, 2024 and November 21, 2024, the Compensation Committee and the Board of Directors, respectively, determined that setting an annual bonus plan for Mr. Nir Klein based on measurable targets for coming years is appropriate, mainly to encourage Mr. Nir Klein to continue his contribution and development of the Company’s business.

Therefore, the Compensation Committee and the Board of Directors approved and are recommending that shareholders approve an annual bonus plan for the years 2025-2027 to Mr. Nir Klein based on related measurable targets and other terms (the “Annual Bonus Plan for Mr. Nir Klein”).

Eligibility

Mr. Nir Klein shall be eligible to receive an annual bonus for each year under the framework below, provided that: (i) he meets the specific measurable criteria detailed below; and (ii) the Company’s Operational Profit Rate, as reported in the Company’s audited annual financial statements for that year (excluding expenses related to share-based payments granted as of this date onward), is at least 7%1.

____________

1        In case the eligibility for annual bonuses to the Company’s employees and office holders in one year will result in Operational Profit Rate being reduced to under 7%, the Company will adjust the total eligibility for annual bonuses in the same year to an amount that will result in the Operational Profit Rate being 7% or more (and will pay such bonuses on a pro-rata basis, subject to the fulfillment of the Payment Condition, as defined below).

2025-2027 Objectives

The objectives were determined by the Compensation Committee and the Board of Directors as follows:

Measurable Objectives
2025-2027 Objectives	Achievement percentage of the 2025-2027 Objectives and No. of Monthly Salaries*

1.      Growth rate of the Company’s sales according to the Company’s audited annual financial statements (“Sales Growth Rate”), in comparison to the year 2024, as follows:

a. 2025: 30%.

b. 2026: 70%.

c. 2027: 200%.

	110% and above – 100% – 90%-99% – 80%-89% – Under 80% –	8 6 4 2 0

2.      Operational profit rate (excluding expenses related to share-based payments granted from this date onward and excluding payments of annual bonuses) (the “Operational Profit Rate”), as follows:

a. 2025: 15% of sales.

b. 2026: 17% of sales.

c. 2027: 20% of sales.

	110% and above – 100% – 90%-99% – 80%-89% – Under 80% –	8 6 4 2 0

____________

*        It shall be clarified that in any case, each year, Mr. Nir Klein’s annual bonus shall not exceed 12 monthly salaries.

Subject to the receipt of shareholder approval at the Meeting of the above Annual Bonus Plan for Mr. Nir Klein, the Compensation Committee and the Board of Directors will determine, following approval by the Board of Directors of the Company’s audited financial statements for each fiscal year, without the need for further shareholder acts or approval, the actual bonus to be paid, if any, contingent upon Mr. Nir Klein achieving the measurable targets described above.

Payment

The Compensation Committee and the Board of Directors, will determine, without the need for further shareholder acts or approval, following approval by the Board of Directors of the Company’s audited financial statements for each fiscal year, the actual bonus to be paid to Mr. Nir Klein, provided that the Company maintains positive operational cash flow, as reported in the Company’s audited annual financial statements for that year (the “Payment Condition”).

** If this condition is not met, Mr. Nir Klein’s eligibility for the Annual Bonus Plan for Mr. Nir Klein remains intact. However, the payment will be deferred to the subsequent year in which Company meets the said condition.

Taking into account numerous factors, including analyzing all factors and considerations required under the Companies Law, the provisions of the Company’s compensation policy and other relevant information and materials presented to them, the Compensation Committee and the Board of Directors determined that it is in the best interest of the Company to approve the Annual Bonus Plan for Mr. Nir Klein for the following main reasons: (i) the responsibilities and duties performed by Mr. Nir Klein; (ii) the estimation of Mr. Nir Klein’s expected ongoing contribution; (iii) the importance of Mr. Nir Klein to the future growth and profitability of the Company; (iv) the objectives support the Company’s business efforts by driving sales growth and operational success; (v) the objectives withstand challenging targets that can potentially benefit the Company and its shareholders.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Annual Bonus Plan for Mr. Nir Klein, the Company’s CEO and Director, as set forth in the Proxy Statement.”

The approval of these proposals, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends a vote FOR on the above proposal.

PROPOSAL 5
TO APPROVE AN INCREASED MONTHLY SALARY FOR MRS. GAL NIR KLEIN,
THE COMPANY’S VICE PRESIDENT OF MARKETING AND ISRAEL SALES AND DIRECTOR

Background

Under the Companies Law, arrangements concerning compensation of a company’s controlling shareholder and his or her relatives, in accordance with or which exceed the terms of a company’s compensation policy, require approval by a company’s compensation committee, board of directors and shareholders (in a Special Majority, as defined above), in that order. Mrs. Gal Nir Klein is a relative to Mr. Nir Klein, one of the Company’s “controlling shareholders”, as defined under the Companies Law.

We now seek shareholder approval with respect to the increased monthly salary of Mrs. Gal Nir Klein, Company’s Vice President of Marketing and Israel Sales, all in accordance with the Compensation Policy.

General

Mrs. Gal Nir Klein has served as the Company’s Vice President of Marketing and Israel Sales since October 2005, and as a member of the Company’s Board of Directors since August 2021.

During the period in which Mrs. Gal Nir Klein has been a part of the Company, Mrs. Gal Nir Klein has made a significant contribution to the Company’s business and growth. Furthermore, following the events of October 7, 2023 in Israel, Mrs. Gal Nir Klein faced challenges and demonstrated exceptional performance, effectively steering the Company to meet increased market demands with precision. Mrs. Gal Nir Klein’s performance contributed to the Company’s success in several key areas, including: achieving substantial growth in the number of customers; adapting products and expanding production capacity; and overseeing an increase in the Company’s gross profit.

The Compensation Committee and the Board of Directors believe that Mrs. Gal Nir Klein performs a significant role in the planning, establishment, and implementation of the Company’s business model, and will continue to play a key role in the Company’s pursuit of enhancing its business and growth opportunities.

Monthly Salary

The current monthly gross salary paid to Mrs. Gal Nir Klein, is in the amount of NIS 39,000 (approximately $10,500).

On November 20, 2024 and November 21, 2024, the Compensation Committee and the Board of Directors approved, respectively, and therefore recommended that the Company’s shareholders approve, in acknowledgment of Mrs. Gal Nir Klein’s achievements and contribution to the Company, an increase of Mrs. Gal Nir Klein’s monthly gross salary to NIS 44,850 (approximately $12,000), effective as of January 1, 2025 (the “New Monthly Salary for Mrs. Gal Nir Klein”). Mrs. Gal Nir Klein is entitled to compensation only for her position as the Company’s Vice President of Marketing and Israel Sales and is not entitled to compensation for her position as a member of the Board of Directors.

In making its recommendation with regard to the approval of the New Monthly Salary for Mrs. Gal Nir Klein, the Compensation Committee and the Board of Directors have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder, based on comparative data and external benchmark work presented to and reviewed by them, and also considered, among others: (i) the responsibilities and duties performed by Mrs. Gal Nir Klein since her appointment in 2005, Mrs. Gal Nir Klein’s experience and substantial contributions to the Company’s business and growth, and the importance of Mrs. Gal Nir Klein to the future growth of the Company; (ii) that the New Monthly Salary for Mrs. Klein is in accordance with the Compensation Policy; (iii) the scope of Mrs. Gal Nir Klein’s activities to promote the Company’s goals and business objectives; and (iv) the fact that the current monthly salary of Mrs. Gal Nir Klein’s is low compared to the salaries paid to similar office holders in other companies, based on comparative data and external benchmark work presented to and reviewed by the Compensation Committee and the Board of Directors.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the New Monthly Salary for Mrs. Gal Nir Klein, the Company’s Vice President of Marketing and Israel Sales and director, as set forth in the Proxy Statement.”

The approval of Proposal 4, as described above, requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends a vote FOR on the above proposal.

PROPOSAL 6
TO APPROVE AN ANNUAL BONUS PLAN FOR THE YEARS 2025-2027 TO MRS. GAL NIR
KLEIN, THE COMPANY’S VICE PRESIDENT OF MARKETING AND ISRAEL SALES AND DIRECTOR

Background

Under the Companies Law, arrangements concerning compensation of a company’s controlling shareholder and his or her relatives, in accordance with or which exceed the terms of a company’s compensation policy, require approval by a company’s compensation committee, board of directors and shareholders (in a Special Majority, as defined above), in that order. As of this date, Mrs. Gal Nir Klein is a relative to Mr. Nir Klein, one of the Company’s “controlling shareholders”, as defined under the Companies Law.

We now seek shareholder approval for an annual bonus plan for the years 2025-2027 to Mrs. Gal Nir Klein, based on related measurable targets, in accordance with the Compensation Policy, all as set forth below.

General

Mrs. Gal Nir Klein has served as the Company’s Vice President of Marketing and Israel Sales since October 2005 and as a member of the Company’s Board of Directors since August 2021 and has contributed greatly to the Company’s business and growth since her appointment as a director of the Company.

During the period in which Mrs. Gal Nir Klein has been a part of the Company, Mrs. Gal Nir Klein has made a significant contribution to the Company’s business and growth. Furthermore, following the events of October 7, 2023 in Israel, Mrs. Gal Nir Klein faced challenges and demonstrated exceptional performance, effectively steering the Company to meet increased market demands with precision. Mrs. Gal Nir Klein’s performance contributed to the Company’s success in several key areas, including: achieving substantial growth in the number of customers, adapting products and expanding production capacity, and overseeing an increase in the Company’s gross profit.

The Compensation Committee and the Board of Directors believe that Mrs. Gal Nir Klein performs a significant role in the planning, establishment, and implementation of the Company’s business model, and will continue to play a key role in the Company’s pursuit of enhancing its business and growth opportunities.

On November 20, 2024 and November 21, 2024, the Compensation Committee and the Board of Directors, respectively, determined that setting an annual bonus plan for Mrs. Gal Nir Klein based on measurable targets for coming years is appropriate, mainly to encourage Mrs. Gal Nir Klein to continue her contribution and development of the Company’s business.

Therefore, the Compensation Committee and the Board of Directors approved and recommended that the Company’s shareholders approve an annual bonus plan for the years 2025-2027 to Mrs. Gal Nir Klein based on related measurable targets and other terms (the “Annual Bonus Plan for Mrs. Gal Nir Klein”).

Eligibility

Mrs. Gal Nir Klein shall be eligible to receive an annual bonus for each year under the framework below provided that: (i) she meets the specific measurable criteria detailed below; and (ii) the Company’s Operational Profit Rate, as reported in the Company’s audited annual financial statements for that year (excluding expenses related to share-based payments granted as of this date onward), is at least 7%2.

____________

2        In case the eligibility for annual bonuses to the Company’s employees and office holders in one year will result in Operational Profit Rate being reduced to under 7%, the Company will adjust the total eligibility for annual bonuses in the same year to an amount that will result in the Operational Profit Rate being 7% or more (and will pay such bonuses on a pro-rata basis, subject to the fulfillment of the Payment Condition).

2025-2027 Objectives

The 2025-2027 Objectives were determined by the Compensation Committee and the Board of Directors as follows:

Measurable Objectives
2025-2027 Objectives	Achievement percentage of the 2025-2027 Objectives and no. of Monthly Salaries*
1. Sales Growth Rate (as defined above), in Israel only, in comparison to the year 2024, as follows: a. 2025 – 30%. b. 2026 – 70%. c. 2027 – 200%.	110% and above – 100% – 90%-99% – 80%-89% – Under 80% –	4 3 2 1 0
2. Sales Growth Rate (as defined above), in comparison to the year 2024, as follows: a. 2025 – 30%. b. 2026 – 70%. c. 2027 – 200%.	110% and above – 100% – 90%-99% – 80%-89% – Under 80% –	4 3 2 1 0

____________

*        It shall be clarified that in any case, each year, Mrs. Gal Nir Klein’s annual bonus shall not exceed the sum of eight monthly salaries.

Subject to receipt of shareholder approval at this Meeting of the above Annual Bonus Plan for Mrs. Gal Nir Klein, the Compensation Committee and the Board of Directors will determine, following approval by the Board of Directors of the Company’s audited financial statements for each fiscal year, without the need for further shareholder act or approval, the actual bonus to be paid, if any, contingent upon Mrs. Gal Nir Klein achieving the measurable targets described above.

Payment

The Compensation Committee and the Board of Directors, will determine, without the need for further shareholder act or approval, following approval by the Board of Directors of the Company’s audited financial statements for each fiscal year, the actual bonus to be paid to Mrs. Gal Nir Klein, provided that the Payment Condition (as defined above) is met.

** If this condition is not met, Mrs. Gal Nir Klein’s eligibility for the Annual Bonus Plan for Mrs. Gal Nir Klein remains intact. However, the payment will be deferred to the subsequent year in which Company meets the said condition.

Taking into account numerous factors, including analyzing all factors and considerations required under the Companies Law, the provisions of the Company’s compensation policy and other relevant information and materials presented to them, the Compensation Committee and the Board of Directors determined that it is in the best interest of the Company to approve the Annual Bonus Plan for Mrs. Gal Nir Klein for the following main reasons: (i) the responsibilities and duties performed by Mrs. Gal Nir Klein since her appointment in 2005; (ii) Mrs. Gal Nir Klein’s experience and substantial contributions to the Company’s business and growth and the importance of Mrs. Gal Nir Klein to the future growth of the Company; (iii) the Annual Bonus Plan for Mrs. Gal Nir Klein is in accordance with the Compensation Policy; (iv) the scope of Mrs. Gal Nir Klein’s activities to promote the Company’s goals and business objectives; and (v) the objectives withstand challenging targets that can potentially benefit the Company and its shareholders.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Annual Bonus Plan for Mrs. Gal Nir Klein, the Company’s Vice President of Marketing and Israel Sales and Director, as set forth in the Proxy Statement.”

The approval of these proposals, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends a vote FOR on the above proposals.

PROPOSAL 7
TO APPROVE AN ANNUAL BONUS PLAN FOR THE YEARS 2025-2027 TO MR. RON KLEIN,
THE COMPANY’S CHAIRMAN OF THE BOARD OF DIRECTORS

Background

Under the Companies Law, arrangements concerning compensation of a company’s controlling shareholder and his or her relatives, in accordance with or which exceed the terms of a company’s compensation policy, require approval by a company’s compensation committee, board of directors and shareholders (in a Special Majority, as defined above), in that order. As of this date, Mr. Ron Klein is considered one of the Company’s “controlling shareholders”, as defined under the Companies Law.

We now seek shareholder approval of an annual bonus plan for the years 2025-2027 to Mr. Ron Klein based on related measurable targets, in accordance with the Compensation Policy, all as set forth below.

General

Mr. Ron Klein has served as the Chairman of the Board of Directors (the “Chairman”) since May 2017 and has contributed greatly to the Company’s business and growth since his appointment as the Chairman.

The Compensation Committee and the Board of Directors believe that Mr. Ron Klein possesses a deep understanding of the Company’s business, corporate and financing aspects, and will continue to play a key role in the Company’s pursuit to enhance its business and growth opportunities. Mr. Ron Klein’s contribution to the Company is expected to drive the Company’s pursuit of enhancing its business and achieving exceptional progress.

On November 20, 2024 and November 21, 2024, the Compensation Committee and the Board of Directors, respectively, determined that setting an annual bonus plan for Mr. Ron Klein based on measurable targets for coming years is appropriate, mainly to encourage Mr. Ron Klein to continue his contribution and development of the Company’s business.

Therefore, the Compensation Committee and the Board of Directors approved and recommended that the Company’s shareholders approve an annual bonus plan for the years 2025-2027 to Mr. Ron Klein based on related measurable targets and other terms (the “Annual Bonus Plan for Mr. Ron Klein”).

Eligibility

Mr. Ron Klein shall be eligible to receive an annual bonus for each year under the framework below, provided that: (i) he meets the specific measurable criteria detailed below; and (ii) the Company’s Operational Profit Rate, as reported in the Company’s audited annual financial statements for that year (excluding expenses related to share-based payments granted as of this date onward), is at least 7%3.

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3        In case the eligibility for annual bonuses to the Company’s employees and office holders in one year will result in Operational Profit Rate being reduced to under 7%, the Company will adjust the total eligibility for annual bonuses in the same year to an amount that will result in the Operational Profit Rate being 7% or more (and will pay such bonuses on a pro-rata basis, subject to the fulfillment of the Payment Condition).

2025-2027 Bonus Plan Objectives

The objectives were determined by the Compensation Committee and the Board of Directors as follows:

Measurable Objectives
2025-2027 Objectives	Achievement percentage of the 2025-2027 Objectives and no. of Monthly Salaries*
1. Sales Growth Rate (as defined above), in comparison to the year 2024, as follows: a. 2025 – 30%. b. 2026 – 70%. c. 2027 – 200%.	110% and above – 100% – 90%-99% – 80%-89% – Under 80% –	6 4 3 2 0
2. Operational Profit Rate (as defined above), as follows: a. 2025: 15% of sales. b. 2026: 17% of sales. c. 2027: 20% of sales.	110% and above – 100% – 90%-99% – 80%-89% – Under 80% –	6 4 3 2 0

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*        It shall be clarified that in any case, each year, Mr. Ron Klein’s annual bonus shall not exceed the sum of eight monthly salaries.

Subject to receipt of shareholder approval at this Meeting of the Annual Bonus Plan for Mr. Ron Klein, the Compensation Committee and the Board of Directors will determine, following approval by the Board of Directors of the Company’s audited financial statements for each fiscal year, without the need for further shareholder act or approval, the actual bonus to be paid, if any, contingent upon Mr. Ron Klein achieving the measurable targets described above.

Payment

The Compensation Committee and the Board of Directors, will determine, without the need for further shareholder act or approval, following approval by the Board of Directors of the Company’s audited financial statements for each fiscal year, the actual bonus to be paid to Mr. Ron Klein, provided that the Payment Condition (as defined above) is met.

** If this condition is not met, Mr. Ron Klein’s eligibility for the Annual Bonus for Mr. Ron Klein remains intact. However, the payment will be deferred to the subsequent year in which Company meets the said condition.

Taking into account numerous factors, including analyzing all factors and considerations required under the Companies Law, the provisions of the Company’s compensation policy and other relevant information and materials presented to them, the Compensation Committee and the Board of Directors determined that it is in the best interest of the Company to approve the Annual Bonus Plan for Mr. Ron Klein for the following main reasons: (i) the responsibilities and duties performed by Mr. Ron Klein; (ii) the estimation of Mr. Ron Klein’s expected ongoing contribution; (iii) the importance of Mr. Ron Klein to the future growth and profitability of the Company; (iv) the objectives support the Company’s business efforts by driving sales growth and operational success; and (v) the objectives withstand challenging targets that can potentially benefit the Company and its shareholders.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Annual Bonus Plan for Mr. Ron Klein, the Company’s Chairman, as set forth in the Proxy Statement.”

The approval of these proposals, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends a vote FOR on the above proposals.

DISCUSSION OF THE COMPANY’S FINANCIAL STATEMENTS AND ANNUAL REPORT FOR
THE YEAR ENDED DECEMBER 31, 2023

Pursuant to the Companies Law, the Company is required to present the Company’s audited financial statements for the year ended December 31, 2023, to the Company’s shareholders.

The financial statements and annual report on Form 20-F for the year ended December 31, 20234, filed with the SEC on April 30, 2024, are available on the Company’s website at the following address:

https://www.silynxcom.com/table-sec-filing/

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements and annual report for the year ended December 31, 2023.

This agenda item will not involve a vote by the shareholders, and accordingly, there is no proposed resolution.

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4        Including details regarding compensation granted to the Company’s five most highly compensated officers and directors during or with respect to the year ended December 31, 2023.

OTHER BUSINESS

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED “FOR” OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

Proxies and all other applicable materials should be sent to:

VStock Transfer, LLC
18 Lafayette Pl, Woodmere
New York 11598, USA

ADDITIONAL INFORMATION

The Board of Directors is not aware of any other matters that may be presented at the Meeting other than those described in this Proxy Statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company files on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Special and Annual General Meeting of Shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED NOVEMBER 25, 2024. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN NOVEMBER 25, 2024, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors
Silynxcom Ltd.
Ron Klein, Chairman of the Board of Directors